Exhibit 99.4

MAYFAIR GOLD CORP.

Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

MAYFAIR GOLD CORP.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian dollars)

	Note	March 31, 2025	December 31, 2024
		$	$
ASSETS
Current
Cash and cash equivalents	5	4,673,759	9,534,129
Short-term investment	6	3,011,123	—
Other receivables	13	270,578	203,700
Current portion of prepaid expenses and deposits	7	174,920	202,326

		8,130,380	9,940,155
Prepaid expenses and deposits	7	145,310	152,370
Property, plant and equipment	8	394,075	399,322
Mineral properties	9	13,997,500	13,997,500

Total assets		22,667,265	24,489,347

LIABILITIES
Current
Accounts payable and accrued liabilities	13	507,521	749,934

Total liabilities		507,521	749,934

SHAREHOLDERS’ EQUITY
Share capital	11	79,605,844	79,605,844
Share-based payments reserve	11	4,896,000	4,660,036
Deficit		(62,342,100)	(60,526,467)

Total shareholders’ equity		22,159,744	23,739,413

Total liabilities and shareholders’ equity		22,667,265	24,489,347

Nature of operations and going concern (Note 1)

Approved and authorized for issue on behalf of the Board of Directors:

/s/ Sean Pi	/s/ Carson Block
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian dollars, except number of shares)

		Three months ended March 31,
	Note	2025	2024
		$	$
Operating expenses
Depreciation	8	7,114	16,813
Exploration and evaluation	9,13	1,200,222	3,686,385
General and administrative	12,13	421,430	601,341
Share-based payments	11,13	235,964	177,536

		1,864,730	4,482,075
Other income (expenses)
Amortization of flow-through premium liability	10	—	1,038,058
Foreign exchange loss		(300)	(4,322)
Interest income	5,6	49,399	138,526
Interest expense		(2)	—

Loss and comprehensive loss		(1,815,633)	(3,309,813)

Loss per share:
Basic and diluted		(0.02)	(0.03)
Weighted average number of common shares outstanding:
Basic and diluted		109,283,007	100,373,600

The accompanying notes are an integral part of these condensed interim financial statements

MAYFAIR GOLD CORP.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2025	2024
	$	$
Operating activities
Loss for the period	(1,815,633)	(3,309,813)
Adjustments for:
Depreciation	7,114	16,813
Share-based payments	235,964	177,536
Amortization of flow-through premium liability	—	(1,038,058)
Foreign exchange loss	300	4,322
Interest income	(11,123)	—
Changes in non-cash working capital:
Other receivables	(66,878)	(20,073)
Prepaid expenses and deposits	34,466	45,384
Accounts payable and accrued liabilities	(242,713)	531,243

Cash used in operating activities	(1,858,503)	(3,592,646)

Investing activities
Purchase of short-term investment	(3,000,000)	—
Purchases of property, plant and equipment	(1,867)	—

Cash used in investing activities	(3,001,867)	—

Financing activities
Proceeds from exercise of options	—	65,421

Cash provided by financing activities	—	65,421

Effect of exchange rate on changes in cash and cash equivalents		(4,322)
Change in cash and cash equivalents	(4,860,370)	(3,531,547)
Cash and cash equivalents, beginning of period	9,534,129	13,504,009

Cash and cash equivalents, end of period	4,673,759	9,972,462

Supplemental cash flow information:
Interest paid in cash	—	—
Cash interest income received	38,276	138,526
Income taxes paid in cash	—	—

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP

Condensed Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in Canadian dollars, except number of shares)

	Common shares	Share capital	Share-based payments reserve	Deficit	Total shareholders’ equity
	#	$	$	$	$
Balance, December 31, 2023	100,312,107	66,493,689	7,297,006	(47,843,835)	25,946,860
Issuance of common shares - exercise of options	66,400	65,421	—	—	65,421
Fair value of share options exercised from share-based payments reserve	—	48,779	(48,779)	—	—
Share-based payments	—	—	177,536	—	177,536
Loss and comprehensive loss for the period	—	—	—	(3,309,813)	(3,309,813)

Balance, March 31, 2024	100,378,507	66,607,889	7,425,763	(51,153,648)	22,880,004
Issuance of common shares - private placements	3,340,000	6,012,000	—	—	6,012,000
Share issue costs	—	(135,539)			(135,539)
Issuance of common shares - exercise of options	5,564,500	3,926,255	—	—	3,926,255
Fair value of share options exercised from share-based payments reserve	—	3,195,239	(3,195,239)	—	—
Share-based payments	—	—	429,512	—	429,512
Loss and comprehensive loss for the period	—	—	—	(9,372,819)	(9,372,819)

Balance, December 31, 2024	109,283,007	79,605,844	4,660,036	(60,526,467)	23,739,413
Share-based payments	—	—	235,964	—	235,964
Loss and comprehensive loss for the period	—	—	—	(1,815,633)	(1,815,633)

Balance, March 31, 2025	109,283,007	79,605,844	4,896,000	(62,342,100)	22,159,744

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Mayfair Gold Corp. (the “Company”) was incorporated pursuant to the Business Corporations Act of British Columbia on July 30, 2019. The Company’s registered office is located at Suite 700 - 1199 West Hastings Street, Vancouver, BC, Canada, V6E 3T5. The Company’s principal place of business is 489 MacDougall Street, Matheson, ON, Canada, P0K 1N0. The Company is listed for trading on the TSX Venture Exchange under the symbol “MFG.V,” on the OTCQX under the symbol “MFGCF” and on the Frankfurt Stock Exchange under the symbol “9M5”. The Company is engaged in the operation, acquisition, exploration and development of mineral properties.

These unaudited condensed interim financial statements for the three months ended March 31, 2025 and 2024 (the “financial statements”) have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months. As at March 31, 2025, the Company has working capital of $7,622,859 (December 31, 2024 - $9,190,221) and an accumulated deficit of $62,342,100 (December 31, 2024 - $60,526,467). For the three months ended March 31, 2025, the Company incurred a loss of $1,815,633 (2024 - $3,309,813). The Company’s ability to continue as a going concern is dependent upon its ability to raise adequate funding through equity or debt financing to discharge its liabilities as they come due. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. These factors may cast significant doubt upon the Company’s ability to continue as a going concern.

Should the Company be unable to continue as a going concern, asset and liability realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	BASIS OF PREPARATION

Statement of compliance

These financial statements were approved by the Board of Directors and authorized for issue on May 14, 2025.

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited financial statements for the years ended December 31, 2024 and 2023 (the “Annual Financial Statements”).

Basis of presentation

The financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS Accounting Standards, as well as information presented in the statements of cash flows. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Functional and presentation currency

The financial statements are presented in Canadian dollars (“CAD”), which is the Company’s functional and presentation currency. The functional currency is the currency of the primary economic environment in which an entity operates. References to “US$” or “USD” are to United States dollars.

Reclassification of prior year presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

The same accounting policies and methods of computation are followed in these financial statements as compared with the Annual Financial Statements.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

4.	SIGNIFICANT JUDGMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements under IFRS Accounting Standards requires management to make judgments in applying its accounting policies and estimates that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgments and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgments and estimates are pervasive throughout these financial statements and may require accounting adjustments based on future occurrences. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these financial statements, the Company applied the same significant judgments in applying its accounting policies and is exposed to the same sources of estimation uncertainty as disclosed in its Annual Financial Statements.

5.	CASH AND CASH EQUIVALENTS

Cash is comprised of cash deposits held in reputable financial institutions and cash equivalents consist of redeemable guaranteed investment certificates (“GICs”).

A summary of the Company’s cash and cash equivalents is as follows:

	March 31, 2025	December 31, 2024
	$	$
Cash	2,527,581	7,408,166
Cash equivalents (1)	2,146,178	2,125,963

	4,673,759	9,534,129

(1)	Cash equivalents consist of redeemable GICs with maturities of 0 to 7 months and interest rates between 2.45% and 4.00%.

During the three months ended March 31, 2025, interest income from GICs and deposits in the Company’s savings account totaled $38,276 (2024 - $ 138,526).

6.	SHORT-TERM INVESTMENT

On February 13, 2025, the Company purchased a short-term investment which consists of a non-redeemable six-month GIC with a value of $3,000,000, interest rate of 2.95% and a maturity date of August 12, 2025.

During the three months ended March 31, 2025, interest income from the short-term investment totaled $11,123 (2024 - $nil).

7.	PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits consist of insurance policy prepayments, listing fee prepayments and other expenses.

A summary of the Company’s prepaid expenses and deposits is as follows:

	March 31, 2025	December 31, 2024
	$	$
Prepaid expenses	317,106	351,572
Deposits with suppliers	3,124	3,124

	320,230	354,696

Current portion	174,920	202,326
Non-current portion	145,310	152,370

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

8.	PROPERTY, PLANT AND EQUIPMENT

A summary of the Company’s property, plant and equipment is as follows:

	Computers	Furniture and fixtures	Building exploration office	Land exploration office	Machinery and Equipment	Vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance, December 31, 2023	67,782	13,210	358,420	69,000	56,288	130,050	782,855
Additions	221	—	—	—	—	—	221

Balance, December 31, 2024	68,003	13,210	358,420	69,000	56,288	130,050	783,076
Additions	1,867	—	—	—	—	—	1,867

Balance, March 31, 2025	69,870	13,210	358,420	69,000	56,288	130,050	784,943

Accumulated depreciation
Balance, December 31, 2023	67,782	7,245	36,771	—	25,551	99,783	325,237
Depreciation	13	2,642	14,337	—	11,258	30,267	58,517

Balance, December 31, 2024	67,795	9,887	51,108	—	36,809	130,050	383,754
Depreciation	55	661	3,584	—	2,814	—	7,114

Balance, March 31, 2025	67,850	10,548	54,692	—	39,623	130,050	390,868

Carrying amount
Balance, December 31, 2024	208	3,323	307,312	69,000	19,479	—	399,322

Balance, March 31, 2025	2,020	2,662	303,728	69,000	16,665	—	394,075

Depreciation during the three months ended March 31, 2025 was $7,114 (2024 - $16,813).

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

9.	MINERAL PROPERTIES

On June 8, 2020, the Company entered into a binding asset purchase agreement (the “Asset Purchase Agreement”) with Lake Shore Gold Corp. (“Lake Shore”). Pursuant to the terms of the Asset Purchase Agreement, the Company agreed to acquire 6 leases on mining lands, 18 patents on mining lands, 144 cell claims and 3 surface rights only patents located in the Guibord, Munro, Michaud and McCool Townships in northeast Ontario, Canada (the “Fenn-Gib Property” collectively).

As consideration for the acquisition of the Fenn-Gib Property the Company agreed to:

i.	Pay Lake Shore a cash payment of US$11,000,000; and

ii.	Grant Lake Shore a 1.0% net smelter returns royalty derived from the future production of minerals from the Fenn-Gib Property.

On December 31, 2020, the transaction closed and $13,997,500 (US$11,000,000) was paid and recorded as mineral properties. The balance of mineral properties as at March 31, 2025 and December 31, 2024 was $13,997,500.

A summary of the Company’s exploration and evaluation expenses at the Fenn-Gib Property for the three months ended March 31, 2025 and 2024, is as follows:

	2025	2024
	$	$
Camp maintenance, supplies, mobilization, general costs	25,910	264,765
Drilling	336,159	2,110,426
Environmental assessment and pre-feasibility studies	488,578	—
Exploration contractors	8,700	342,317
Exploration personnel and program support (Note 13)	227,334	465,785
Laboratory analysis	—	286,609
Other exploration and evaluation	43,287	216,483
Permitting	70,254	—

	1,200,222	3,686,385

10.	DEFERRED PREMIUM ON FLOW-THROUGH SHARES

Flow-through units are issued at a premium, which is calculated as the difference between the price of a flow-through unit and the price of a unit at the issuance date. Tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

Funds raised through the issuance of flow-through units are required to be expended on qualifying Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through share issuances that have not been spent and are held by the Company for such expenditures.

A summary of the Company’s flow-through funding, expenditure requirements and corresponding impact on the flow-through premium liability is as follows:

	Flow-through funding and expenditure requirements	Flow-through premium liability
	$	$
Balance, December 31, 2023	4,424,217	1,279,110
Flow-through expenditures incurred, renounced, and amortization of flow-through premium liability	(4,424,217)	(1,279,110)

Balance, March 31, 2025 and December 31, 2024	—	—

During the three months ended March 31, 2025, the Company recognized $nil (2024 - $1,038,058) as amortization of flow-through premium liability under other income in profit or loss.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

11.	SHARE CAPITAL

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

Issued share capital

The number of shares issued and fully paid as at March 31, 2025 is 109,283,007 (December 31, 2024 - 109,283,007).

During the three months ended March 31, 2025, the Company had no share capital transactions.

During the year ended December 31, 2024, the company had the following share capital transactions:

•

The Company issued 5,630,900 common shares pursuant to the exercise of stock options with a weighted average exercise price of $0.71 generating gross proceeds of $3,991,676. In connection with the exercises, the Company transferred $3,244,018 from share-based payments reserve to share capital.

•

On October 17, 2024, the Company completed a private placement consisting of the issue of 3,340,000 common shares at a price of $1.80 per share for a total consideration of $6,012,000. Share issuance costs of $135,539 were incurred in connection with the offering.

Stock options

The Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock options as identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan and the vesting terms.

During the three months ended March 31, 2025, the company had the following stock option transactions:

•

On January 28, 2025, the Company granted 175,000 options to an officer of the Company with an exercise price of $1.70. The options are exercisable for a five-year term expiring on January 28, 2030. Of the stock options granted, 58,333 of the options vested immediately, 58,333 will vest on January 28, 2026, and 58,334 will vest on January 28, 2027. The fair value of the options was determined to be $212,635 using the Black-Scholes option pricing model.

•

On February 13, 2025, the Company granted 350,000 options to an officer of the Company with an exercise price of $1.85. The options are exercisable for a five-year term expiring on February 13, 2030. Of the stock options granted, 116,667 will vest on March 1, 2026, and 9,722 options will vest on a monthly basis thereafter until March 1, 2028. The fair value of the options was determined to be $466,630 using the Black-Scholes option pricing model.

During the year ended December 31, 2024, the Company had the following stock option transactions:

•

On April 17, 2024, the Company granted 100,000 stock options to an officer of the Company with an exercise price of $2.54. Of the stock options granted, 50% vested immediately and 50% will vest on April 17, 2025. The options are exercisable for a five-year term expiring on April 17, 2029. The fair value of the options was determined to be $181,172 using the Black-Scholes option pricing model.

•

On June 20, 2024, the Company granted 100,000 stock options to two directors of the Company with an exercise price of $1.90. The options are exercisable for a five-year term expiring on June 20, 2029. Of the stock options granted, 33,332 will vest on June 20, 2025, 33,334 will vest on June 20, 2026 and 33,334 will vest on June 20, 2027. The fair value of the options was determined to be $144,455 using the Black-Scholes option pricing model.

•

On October 28, 2024, the Company granted 300,000 stock options to an officer of the Company with an exercise price of $2.03. Of the stock options granted, 100,000 vested immediately and 100,000 each will vest on October 28, 2025 and October 28, 2026. The options are exercisable for a five-year term expiring on October 27, 2029. The fair value of the options was determined to be $458,165 using the Black-Scholes option pricing model.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

11.	SHARE CAPITAL (continued)

A summary of the Company’s stock option activity is as follows:

	Stock options outstanding	Weighted average exercise price
	#	$
Balance, December 31, 2023	9,748,900	1.11
Granted	500,000	2.11
Exercised	(5,630,900)	0.71
Expired	(2,800,000)	1.69
Forfeited	(195,000)	2.14

Balance, December 31, 2024	1,623,000	1.67
Granted	525,000	1.80
Expired	(153,000)	1.76

Balance, March 31, 2025	1,995,000	1.69

A summary of the Company’s outstanding and exercisable stock options as at March 31, 2025 is as follows:

Expiry date	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life
	#	#	$	Years
February 3, 2028	100,000	100,000	1.50	2.85
November 14, 2028	375,000	350,000	2.14	3.63
April 17, 2029	100,000	50,000	2.54	4.05
June 20, 2029	100,000	—	1.90	4.22
October 27, 2029	300,000	100,000	2.03	4.58
January 28, 2030	175,000	58,333	1.70	4.83
February 13, 2030	350,000	—	1.85	4.88
December 31, 2030	210,000	210,000	0.47	5.76
January 6, 2032	100,000	100,000	0.90	6.77
December 6, 2032	185,000	185,000	1.29	7.69

Balance, March 31, 2025	1,995,000	1,153,333	1.69	4.87

A summary of the Company’s weighted average inputs used in the Black-Scholes option pricing model to calculate the fair value of the stock options granted during the three months ended March 31, 2025 and the year ended December 31, 2024 is as follows:

	2025	2024
Share price	$1.81	$2.17
Exercise price	$1.80	$2.11
Risk-free interest rate	2.83%	3.24%
Expected life	5.00 years	5.00 years
Expected volatility	92.68%	91.71%
Expected annual dividend yield	0.00%	0.00%

During the three months ended March 31, 2025, the Company recognized share-based payments of $235,964 (2024 - $177,536) from the vesting of stock options.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

12.	GENERAL AND ADMINISTRATIVE

A summary of the Company’s general and administrative expenses for the three months ended March 31, 2025 and 2024 is as follows:

	2025	2024
	$	$
Directors’ fees (Note 13)	12,820	55,906
Management fees (Note 13)	150,045	248,172
Marketing and public relations	764	42,207
Other general and administrative	86,513	173,326
Professional fees	131,821	48,415
Transfer agent and regulatory fees	39,467	33,315

	421,430	601,341

13.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company’s related parties include directors, key management personnel of the Company, including the Chief Executive Officer, Chief Operating Officer (the “COO”) and Chief Financial Officer and their close family members.

A summary of the Company’s related party transactions and key management compensation for the three months ended March 31, 2025 and 2024 is as follows:

	2025	2024
	$	$
Director’s fees	12,820	55,906
Exploration personnel and program support (1)	103,092	81,624
Management fees	148,066	245,031
Share-based payments	230,837	69,610

	494,815	452,171

(1)	Amounts relating to the compensation of the Vice President of Technical Services, the COO and the former Vice President of Exploration.

A summary of the amounts due to related parties in accounts payable and accrued liabilities as at March 31, 2025 and December 31, 2024 is as follows:

	2025	2024
	$	$
Payable to a corporation partially owned by a director	130,000	130,000
Payable to a corporation partially owned by the CFO	16,144	17,779
Payable to key management personnel	579	246
Payable to other related party	5,277	5,000

	152,000	153,024

As at March 31, 2025, other receivables includes $130,000 (December 31, 2024 - $130,000) for consulting services rendered to a company partially controlled by a director.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, other receivables (excluding sales tax recoverable), deposits, short-term investment and accounts payable and accrued liabilities, which are classified as and measured at amortized cost. The carrying values approximate the fair value of these financial instruments due to their short-term nature.

The Company is exposed to certain financial risks by its financial instruments. The risk exposures and their impact on the Company’s financial statements are summarized below.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to fulfill its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, short-term investment and deposits. The Company minimizes its credit risk related to cash and cash equivalents by placing cash and cash equivalents and short-term investments with major financial institutions. The Company considers the credit risk related to cash and cash equivalents, short-term investment and deposits to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The objective of interest risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns. The Company has no significant financial instruments with variable interest rates and has assessed interest rate risk as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company endeavors to ensure that sufficient funds are raised from equity offerings to meet its operating requirements, after taking into account existing cash and expected exercise of stock options and share purchase warrants. The Company’s cash and cash equivalents are held in business accounts and are available on demand for the Company’s programs. As at March 31, 2025, the Company had a cash and cash equivalents and short-term investment balance of $7,684,882 (December 31, 2024 - $9,534,129) to settle current liabilities of $507,521 (December 31, 2024 - $749,934) and has assessed the liquidity risk as minimal.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a currency other than the functional currency of the Company. The Company is exposed to foreign exchange risk from fluctuations in the US dollar to the Canadian dollar on its cash and accounts payable balances.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

A summary of the Company’s financial instruments held in USD, expressed in Canadian dollars is as follows:

	March 31, 2025	December 31, 2024
	$	$
Cash and cash equivalents	23,103	78,627
Accounts payable and accrued liabilities	34,134	34,664

	(11,031)	43,963

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s profit or loss by approximately $1,103 (December 31, 2024 - $4,396). The Company has assessed the foreign exchange risk as minimal.

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.

Historically, the Company has been dependent on external financing to fund its activities. The capital structure of the Company consists of shareholders’ equity. The Company manages its capital structure and adjusts it for changes in economic conditions and the risk characteristics of the underlying assets, being mineral properties.

In order to maintain or adjust its capital structure, the Company may issue new shares through equity offerings or sell assets to fund operations. Management reviews the Company’s capital management approach on a regular basis. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2025.